SCHEDULE A

DUNHAM FUNDS

Dunham Corporate/Government Bond Fund
Dunham High-Yield Bond Fund
Dunham Real Estate Stock Fund
Dunham Appreciation & Income Fund
Dunham International Stock Fund
Dunham Large Cap Value Fund
Dunham Small Cap Value Fund
Dunham Large Cap Growth Fund
Dunham Emerging Markets Stock Fund
Dunham Small Cap Growth Fund
Dunham Monthly Distribution Fund*

* This schedule was amended on May 14, 2008 to add Dunham Monthly Distribution Fund

SCHEDULE B

ADMINISTRATIVE SERVICE FEE SCHEDULE

ADMINISTRATIVE SERVICE FEE

For the services rendered by the Administrator in its capacity as administrator to those funds listed on Schedule A (collectively, “Dunham Funds”), Dunham Funds s shall pay the Administrator within ten (10) days after receipt of an invoice from the Administrator at the beginning of each month, a fee equal to the greater of the following (pro-rating for partial months), approved by the Board of Trustees of the Trust for inclusion hereunder:

 NET ASSET CHARGE (based upon prior month average net assets of the Series as whole):

               Assets up to $250 million

 8 basis points (.08%)

               Assets from $250 million to $500 million            7 basis points (.07%)

               Greater than $500 million                                      5 basis points (.05%)

OR

MINIMUM FEE:

$400,000 per year for The Dunham Funds Series with ten (10) active Funds

Plus $250 per quarter for Fin 48 compliance

STATE REGISTRATION (BLUE SKY) FEES

The fees enumerated above include the initial state registration, renewal and maintenance of registrations (as detailed in Paragraph 1(l) DUTIES OF THE ADMINISTRATOR) for three (3) states. Each additional state registration requested will be subject to the following fees per fund:

                       Initial registration                   $295.00

                       Registration renewal              $150.00

                       Sales reports (if required)      $  25.00

OUT OF POCKET EXPENSES

Each fund shall reimburse the Administrator for any out-of-pocket expenses, exclusive of salaries, advanced by the Administrator in connection with but not limited to the printing or filing of documents for the fund, travel, telephone, quotation services, facsimile transmissions, stationery and supplies, record storage, postage, telex, and courier charges, incurred in connection with the performance of its duties hereunder. The Administrator shall provide the fund with a monthly invoice of such expenses and the fund shall reimburse the Administrator within fifteen (15) days after receipt thereof.

 SPECIAL REPORTS

All reports and/or analyses requested by the Trust, its auditors, legal counsel, portfolio manager, or any regulatory agency having jurisdiction over the Trust, that are not in the normal course of fund administrative activities as specified in Section 1 of this Agreement shall be subject to an additional charge, agreed upon in advance, based upon the following rates:

                       Labor:

                         Senior staff - $150.00/hr.

                         Junior staff - $ 75.00/hr.

                        Computer time - $45.00/hr.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum to the Administrative Services Agreement dated, this 23rd day of September, 2008.

DUNHAM FUNDS

GEMINI FUND SERVICES, LLC

        By:___/s/ Jeffrey Dunham__________                           By:_/s/ Andrew Rogers___________

Jeffrey Dunham , President

Andrew Rogers, President